

March 21, 2006

Mr. Daniel P. Svilar
U.S. Energy Corp.
877 North 8ᵗʰ West
Riverton, WY 82501

> **Re:** **U.S. Energy Corp.**
> **Post-Effective Amendment No. 1 to Form S-1**
> **Filed October 25, 2005**
> **File No. 333-115477**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **File No. 0-06814**
>
> **Form 10-Q for the Period Ended September 30, 2005**
> **Filed November 14, 2005**

Dear Mr. Svilar:

We have reviewed your response letters dated February 21, 2006 and March 16, 2006 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your letters dated February 21, 2006 and March 16, 2006 as correspondence with us on EDGAR as required by Rule 101(a)(2) of Regulation S-T.

Form 10-Q for the Periods Ended September 30, 2006

Note 6, page 11

2.   We have read your February 21, 2006 response to prior comment 2, regarding the gain you have deferred on the sale of Rocky Mountain Gas, Inc., and the additional details related to this matter provided in your March 16, 2006 response letter. We understand that you calculated your gain as 10 percent of the market value of the Enterra Energy Trust units into which the Class D shares will convert after the one year holding period has elapsed; and that this value corresponds to your estimate of risk and volatility associated with the market price of the Enterra Energy Trust units. You further explain that you plan to net the deferred gain against the market value of the units once conversion occurs and recognize any additional gain or loss indicated at that time in comprehensive income until the units are eventually sold.

We believe the conversion feature associated with your Class D units would need to be evaluated under the guidance in paragraph 12 of SFAS 133, pertaining to embedded derivative instruments. The primary question in determining whether the conversion feature would need to be accounted for separately as a derivative instrument is posed in subparagraph (a), concerning whether the economic characteristics and risks of the embedded instrument are clearly and closely related to those of the host contract. Given the clarifying guidance in paragraph 60 of SFAS 133, stating "…an embedded derivative would need to posses principally equity characteristics (related to the same entity) to be considered clearly and closely related to the host contract," as well as the guidance in paragraph 61(e), more generally as it relates to puts and calls under which an issuer may reacquire an equity instrument, it appears the conversion feature on Class D shares would not be appropriately regarded as clearly and closely related to its host contract. As such, it appears that it may be necessary for you to restate your financial statements to account for the embedded derivative at fair value, with changes in fair value reported in earnings, as prescribed in paragraphs 17 and 18(a) of SFAS 133. If you believe the impact of this change would not be material, or if there is additional information that you believe would yield a different answer, you may submit your analysis for further review. Under this scenario, please ensure that you address the impact on each interim and annual period.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or me at (202) 551-

3740 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Wynn
     J. Gallagher
     K. Hiller

     Stephen E. Rounds, Esq.
     (303) 377-0231